"Exemption No. 82-3998"

Notice to Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 2254 4411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +47 2254 4455

Date: 2 April 2004

ORK – Release of Q1 results – date changed

The date for the release of Orkla's first quarter results 2004 has been changed to the 4th of May 2004.

dw 4/27

Comparable figures for 2003

A spreadsheet that shows comparable accounting figures for 2003 after Orkla's sale of interest in Carlsberg Breweries is released on our web-site www.orkla.com

Link to the investor page:
http://cws.huginonline.com/O/111/irfront_slim.html

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel.: +47 2254 4455

Date: 2 April 2004

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